500 Union Street, Suite 420
Seattle, Washington 98101

April 13, 2017

Mr. Kevin J. Kuhar, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:
Visualant, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Filed January 13, 2017

Form 10-Q for the Quarterly Period Ended December 31, 2016

Filed February 21, 2017

File No. 001-37479

Dear Mr. Kuhar:

Visualant, Incorporated, a Nevada corporation (the “Company”), has received and reviewed your letter dated March 17, 2017 (the “Comment Letter”), pertaining to Company’s Form10-K for the year ended September 30, 2016 as filed with the Securities & Exchange Commission (the “Commission”) on January 31, 2017 and Form 10-Q for the quarterly period ended December 31, 2016 as filed with the Commission on February 21, 2017, File No. 001-37479.

Specific to your comments, please find our responses below, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 17, 2017.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 9A. Controls And Procedures, page 30

1.             We note that while you disclose that your management identified material weaknesses in your internal control over financial reporting as of September 30, 2016, you have not provided a Management Report on Internal Control over Financial Reporting that includes all of the disclosures required by Item 308(a) of Regulation S-K, including a definitive statement that internal control over financial reporting was not effective as of September 30, 2016. Please amend your filing to provide your management’s report as of the end of the period covered by the report.

Response: We have amended ITEM 9A of our Form 10-K in response to your comment as outlined below.

“ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Our Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of this Form 10-K. Based on that evaluation, our CEO and CFO concluded that, as of September 30, 2016, our disclosure controls and procedures were not effective. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our CEO and our CFO, to allow timely decisions regarding required disclosure. A material weakness in our internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

 During the year ended September 30, 2016, management identified the following weaknesses, which were deemed to be material weaknesses in internal controls over financial reporting:

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Audit Committee: While we have an audit committee, we lack a financial expert. During 2017, the Board expects to appoint an additional independent Director to serve as Audit Committee Chairman who is an “audit committee financial expert” as defined by the Securities and Exchange Commission (“SEC”) and as adopted under the Sarbanes-Oxley Act of 2002. In addition, this Director is expected to strengthen our governance processes. We are using external service providers to ensure compliance with the Securities and Exchange Commission requirements until we appoint the Audit Committee Chairman.

(b) Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP).  Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2016.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework.  Based on its evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2016.

Pursuant to Regulation S-K Item 308(b), this Annual Report on Form 10-K does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. A control system, no matter how well designed and operated can provide only reasonable, but not absolute, assurance that the control system’s objectives will be met.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their cost.

 (c) Changes in internal controls over financial reporting.

There have been no changes in our internal control over financial reporting in the fiscal year ended September 30, 2016, which were identified in connection with our management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Report of Independent Registered Public Accounting Firm, page F-1

2.             We note that your auditor’s report is dated January 13, 2016, a date prior to the end of your fiscal year. Please amend your filing to have your auditor provide a properly dated report in accordance with Rule 2-02(a) of Regulation S-X. Also refer to AS3110.01 of the PCAOB Standards.

Response: The report of our Independent Registered Public Accounting Firm for the year ended September 30, 2016 and 2015 as filed on page F-1 of our Annual Report on Form 10-K was inadvertently dated “January 13, 2016”. The auditor’s report was issued on January 13, 2017. We have amended the filing accordingly.

Note 14 – Equity

Series B Redeemable Convertible Preferred Stock, page F-19

3.              In the consolidated statements of stockholders’ deficit you present in separate captions the issuance and the cancellation of Series B Redeemable Convertible Preferred Stock. Tell us how you accounted for the termination of the Stock Purchase Agreement with the institutional investor, including where the related payment is reflected in your financial statements. Please cite the accounting guidance you followed.

Response: We have amended our 10-K filing to include the following disclosure of the termination of the Series B Redeemable Convertible Preferred Stock:

“On August 5, 2016, the Company closed the First Amendment to Stock Purchase Agreement with the institutional investor. As a result of this amendment agreement the Company paid the sum of $505,000 to the institutional investor, issued 52,000 restricted shares of common stock valued at $169,000 for the conversion of the remaining preferred shares that the investor had purchased, cancelled the remaining 204 shares of Series B Preferred Stock that had not been purchased, and the parties terminated the relationship and all aspects of the Stock Purchase Agreement described above in its entirety. We recorded an expense of $674,000 related to this Amendment Agreement during the three months ended September 30, 2016.”

The Company issued the 204 shares of preferred shares to the institutional investor, however, we determined the events that would trigger payment under the share purchase agreement were remote. The shares were canceled as part of the First Amendment and thus no payment was reflected in our financial statements.

We have adjusted our Statements of Changes in Stockholders’ (Deficit) and Statements of Changes in Cash flows to properly reflect the conversion and the Series B Redeemable Convertible Preferred Stock and the payment to the institutional investor to amend the Stock Purchase Agreement.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Statements of Operations, page 4

4.             In future filings, please revise this statement to present your goodwill impairment charges separately from selling, general and administrative expenses, consistent with ASC 350-20-45-2.

Response: In future filings we will revise out financial statements to present goodwill impairment charges separately from selling, general and administrative expenses, consistent with ASC 350-20-45-2.

Note 8 – Notes Receivable, page 13

5.             We note that you purchased a convertible promissory note from BioMedx, Inc. on November 1, 2016 for a payment of $260,000 and that you received 150,000 shares of Pulse Biologics’ common stock as partial consideration for purchasing the note. Further, on page 32 within management’s discussion and analysis, we note the $250,000 impairment of your investment in this note receivable. Please explain to us how you accounted for the purchase of the note, the receipt of Pulse Biologics’ common stock and the subsequent impairment of the note in your financial statements, including the captions of your balance sheet, statements of operations and statements of cash flows where these transactions are presented.

Response: We made an inadvertent error in our disclosure of the amount of the impairment charge we recorded relating to the BioMedX Note. The actual impairment charge was $260,000 the full purchase price of the Note; we will revise our future filings to correct this mistake. In addition, we believe we incorrectly netted the purchase of the Note and the impairment on the Statement of Cash Flows instead of showing the purchase as a financing activity and the impairment as an operating activity. Due to the early stage operations of BioMedX and the lack of contributed capital we did not allocate any value to the common stock.

Due to the same factors discussed above we did not assign any value to the common shares of BioMedX. The 150,000 shares represent lass then 2% of the outstanding equity with very little contributed capital. Our understanding is BiomedX is currently raising capital which will further reduce our ownership percentage.

You will also note that the Note was repaid in February 2017 after we filed out Form 10-Q for the period ended December 31, 2016. We did not have any indication payment was eminent at the time of our filing. We made inquiries about the payment status up until the time of our filing. We will revise our future filings accordingly.

Note 11 – Goodwill, page 14

6.             We note that you recorded an impairment of goodwill associated with TransTech resulting from your review of its “operations based on its overall financial constraints” in the amount of $483,645 and that you still have $500,000 of goodwill related to this entity recorded within your financial statements. Please tell us how your goodwill impairment testing complied with the guidance in ASC 350-20-35-4 through 35-19 and describe the event or circumstances that triggered the testing in accordance with ASC 350-20-35-30.

Response: Per the guidance of ASC 350-20-35-65 we evaluate our goodwill valuation at each year end or when there has been change in the business that is likely to cause a change in the Goodwill valuation. In December2016, we began discussions with TransTech management and a third party about a possible sale of the TransTech business. During December 2016 and January 2017 these discussions were in the early stages and the price negotiations were at a level that would support the $983,645 goodwill valuation. In late January and early February 2017, due to the capital limitations at TransTech and the more information about the difficulty in raising capital for a management buyout of TransTech, we reduced the offering price for Transtech. This change in the value of the business triggered an evaluation of Goodwill per ASC 350-20-35-66. In February, 2017, we signed a non-binding letter of intent to sell 80% of Transtech to the Transtech management team for $600,000. The $600,000 can be reduced to $400,000 if paid within a year and $500,000 if repaid within two years. We valued the goodwill using the $400,000 for 80% for a total value of $500,000.

In connection with the Company’s responding to the comments set forth in the March 29, 2016 letter, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours, /s/ Jeff T. Wilson Jeff T. Wilson Chief Financial Officer